SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ____________________

                                    FORM 6-K
                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934
                          For the Month of January 2004

                             _______________________

                               ELBIT SYSTEMS LTD.
                 (Translation of Registrant's Name into English)
           Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
                    (Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       |X|        Form 20-F         |_|      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

NOTE: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

NOTE: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                       |_|      Yes               |X|      No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

         Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant's press release dated January 26, 2004.

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ELBIT SYSTEMS LTD.
                                          (Registrant)

                                          By:  /s/ Ilan Pacholder
                                               ---------------------------------
                                          Name:  Ilan Pacholder
                                          Title:  Corporate Secretary

Dated:  January 26, 2004

                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

             1.            Press release dated January 26, 2004.

                                    EXHIBIT 1
                                    ---------

ELBIT SYSTEMS' SUBSIDIARY EL-OP RECEIVES NEW ORDER FOR
------------------------------------------------------
THERMAL SIGHTS VALUED AT $63 MILLION
------------------------------------

HAIFA, ISRAEL, JANUARY 26, 2004, - ELBIT SYSTEMS LTD( NASDAQ: ESLT), today announced that its wholly owned subsidiary, Elop Electro-Optics Industries Ltd. (El-Op), received a new order for ground Thermal Sight Systems, valued at $63 million.

The equipment is due to be supplied over a period of 24 months. The contract is anticipated to enter into effect shortly, upon completion of certain routine administrative matters. This new contract is in addition to the previously received orders for night vision equipment valued at over $53 million, as announced by the Company on December 29, 2003.

Joseph Ackerman, President and CEO of Elbit Systems, commented: "These recent orders demonstrate our leading role in the growing market of advanced electro-optical systems for defense and homeland security. They reflect Elbit Systems' in-house vertical integration capabilities and the Company's extensive experience in developing advanced solutions for Israel Defense Forces and other customers worldwide."

El-Op offers a broad range of electro-optical solutions for military applications. The company's lines of business include night vision products for sighting and observation, laser products for range finding and target designation, airborne displays, stabilized payloads, airborne and space cameras, sights for Armored Fighting Vehicles, electro-optical countermeasures, and products for the homeland security market.

ABOUT ELBIT SYSTEMS
ELBIT SYSTEMS LTD. IS AN INTERNATIONAL DEFENSE ELECTRONICS COMPANY ENGAGED IN A WIDE RANGE OF DEFENSE-RELATED PROGRAMS THROUGHOUT THE WORLD, IN THE AREAS OF AEROSPACE, GROUND AND NAVAL SYSTEMS, COMMAND, CONTROL, COMMUNICATIONS, COMPUTERS AND INTELLIGENCE (C4I), ADVANCED ELECTRO-OPTIC AND SPACE TECHNOLOGIES. THE COMPANY FOCUSES ON THE UPGRADING OF EXISTING MILITARY PLATFORMS AND DEVELOPING NEW TECHNOLOGIES FOR DEFENSE AND HOMELAND SECURITY APPLICATIONS.

CONTACTS:

        Ilan Pacholder, VP Finance               Marilena LaRosa
        Elbit Systems Ltd                        The Anne McBride Company
        Tel:  972-4 831-6632                     Tel: 212-983-1702 ext. 208
        Fax: 972-4 831-6659                      Fax: 212-983-1736
        Pacholder@elbit.co.il                    mlarosa@annemcbride.com



STATEMENTS IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL DATA ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES OR OTHER FACTORS NOT UNDER THE COMPANY'S CONTROL, WHICH MAY CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR OTHER EXPECTATIONS IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THOSE DETAILED IN THE COMPANY'S PERIODIC FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.